April 29, 2016

EDGAR

United States Securities and

Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:       Form N-CSR

John Hancock Investment Trust (the “Registrant”) on behalf of:

John Hancock Discipline Value International Fund

File Nos. 2-10156; 811-0560

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to the Investment Company Act of 1940 and the Securities Exchange Act of 1934 is the Registrant’s Form N-CSR filing for the period ending August 31, 2015.

If you have any questions or comments regarding this filing, please contact the undersigned at (617) 663-4497.

Sincerely,

/s/ Salvatore Schiavone
Salvatore Schiavone
Treasurer